April 19, 2006

Michele Anderson
Legal Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	MISCOR Group, Ltd.
Amendment No. 2 to Form S-1
Filed January 25, 2006
File No. 333-129354

Dear Ms. Anderson:

We have received your letter dated February 3, 2006, detailing your office’s review of the above-referenced filing. On behalf of MISCOR, below are our responses to those comments. We are filing Amendment No. 3 to the Form S-1 contemporaneously with this letter. References in this letter to the revised prospectus refer to the prospectus included in Amendment No. 3 to the Form S-1.

We understand that the issue raised by the Office of the Chief Accountant related to MISCOR’s acquisition of certain assets from Hatch & Kirk, Inc. has been resolved. We also are filing today via EDGAR MISCOR’S letter dated February 17, 2006 related to that issue. MISCOR previously sent this letter via facsimile to the SEC, but we did not file it via EDGAR at that time. Finally, we note that Amendment No. 3 includes MISCOR’s 2005 audited consolidated financial statements.

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Table of Contents, page i

1.
We note your revisions in response to prior comment 1. Please remove the two paragraphs following the table of contents since the prospectus summary must immediately follow the inside front cover page of the prospectus.

Response: MISCOR has moved the first paragraph to the prospectus summary and the second paragraph to the “Plan of Distribution.” Please see pages 1, 2 and 74 of the revised prospectus.

Michele Anderson
April 19, 2006

Principal and Selling Shareholders, page 18

2.
We note your response to prior comment 3 and your disclosure on page 18 that Strasbourger and Vertical Capital are registered broker dealers and that you “agreed to issue warrants to Strasbourger and Vertical Capital Partners as partial compensation for their services, and to include the common stock issuable upon exercise of the warrants in this prospectus for resale.” This disclosure indicates that you should revise the Plan of Distribution to disclose clearly that Strasbourger and Vertical Capital are underwriters with respect to the shares that they and their designees are offering for resale. Please revise accordingly or provide us an explanation in your response letter why you believe they are not underwriters, with sufficient factual and legal analysis for us to evaluate your view.

Response: MISCOR has revised the prospectus to clearly state that Strasbourger and Vertical Capital are underwriters with respect to the shares the selling shareholders are offering for resale. Please note that Strasbourger and Vertical Capital are not offering any shares for resale in this offering. The relevant sentence on page 73 of the revised prospectus now reads as follows:

“Consequently, Strasbourger, Vertical Capital and these selling shareholders are deemed to be underwriters with respect to the shares that such selling shareholders are offering for resale.”

* * * * *

We appreciate your review of our responses to your comments. Should you have additional comments or questions, please contact me at (616) 742-3933 or Julie Russell Dilts of our firm at (317) 231-7428.

Very truly yours,

/s/ R. Paul Guerre

R. Paul Guerre

cc:	John A. Martell
Richard J. Mullin
James M. Lewis
Joseph W. Beach
James Kochanski
Richard L. Mintz
Julie Russell Dilts